163 responses

Summary

on a scale of 1-6, how important are the following things in your food purchasing decisions?

Saving time in my day



most important: 1	**30**	18.4%
2	**46**	28.2%
3	**37**	22.7%
4	**25**	15.3%
5	**20**	12.3%
less important: 6	**5**	3.1%

Extent / flexibility of choice



most important: 1	**32**	19.6%
2	**61**	37.4%
3	**35**	21.5%
4	**22**	13.5%
5	**12**	7.4%
less important: 6	**1**	0.6%

Price



most important: 1	**41**	25.2%
2	**63**	38.7%
3	**37**	22.7%
4	**16**	9.8%
5	**6**	3.7%
less important: 6	**0**	0%

Freshest / highest quality



most important:	1	**104**	63.8%
	2	**43**	26.4%
	3	**8**	4.9%
	4	**8**	4.9%
	5	**0**	0%
less important:	6	**0**	0%

Discovering new foods and flavors



most important:	1	**32**	19.6%
	2	**49**	30.1%
	3	**47**	28.8%
	4	**19**	11.7%
	5	**14**	8.6%
less important:	6	**2**	1.2%

Trust in the source



most important:	1	**88**	54%
	2	**38**	23.3%
	3	**19**	11.7%
	4	**11**	6.7%
	5	**6**	3.7%
less important:	6	**1**	0.6%

Supporting local growers and food makers



most important:	1	**60**	36.8%
	2	**61**	37.4%
	3	**31**	19%
	4	**8**	4.9%
	5	**3**	1.8%
less important:	6	**0**	0%

Organic only / sustainably grown products



most important:	1	**52**	31.9%
	2	**48**	29.4%
	3	**37**	22.7%
	4	**14**	8.6%
	5	**10**	6.1%
less important:	6	**2**	1.2%



most important: 1	34	20.9%
2	31	19%
3	34	20.9%
4	17	10.4%
5	18	11%
less important: 6	29	17.8%

Convenience of pick up location



most important: 1	49	30.1%
2	51	31.3%
3	36	22.1%
4	9	5.5%
5	6	3.7%
less important: 6	12	7.4%

Convenience – delivery option available



most important: 1	43	26.4%
2	41	25.2%
3	26	16%
4	15	9.2%
5	17	10.4%
less important: 6	21	12.9%

Flexibility of time to pick up or receive groceries



most important: 1	53	32.5%
2	60	36.8%
3	29	17.8%
4	13	8%
5	4	2.5%
less important: 6	4	2.5%

I currently get my groceries from



Grocery store	146	89.6%
Home delivery from grocery store (e.g. Amazon Fresh, Instacart)	35	21.5%
CSA subscription	118	72.4%
Farmers market	80	49.1%
Meal Kit Delivery	7	4.3%
Other	17	10.4%

Are you a current Nextdoorganics member?



YES	**147**	90.2%
NO (former member)	**16**	9.8%

Current Members

Please rate NDO's quality of selection



very good: 1	**57**	38.8%
2	**70**	47.6%
3	**15**	10.2%
4	**3**	2%
poor: 5	**2**	1.4%

Please rate NDO's extent of selection



very good: 1	**23**	15.6%
2	**64**	43.5%
3	**50**	34%
4	**9**	6.1%
poor: 5	**1**	0.7%

Please rate NDO prices compared to other grocery providers



very good: 1	**36**	24.5%
2	**59**	40.1%
3	**39**	26.5%
4	**11**	7.5%
poor: 5	**2**	1.4%

Please rate NDO's service and ease of use



very good: 1	**80**	54.4%
2	**47**	32%
3	**11**	7.5%
4	**8**	5.4%
poor: 5	**1**	0.7%

Please rate your overall satisfaction with NDO



very satisfied: 1	**66**	44.9%
2	**64**	43.5%
3	**13**	8.8%
4	**4**	2.7%
dissatisfied: 5	**0**	0%

How likely are you to recommend NDO to a friend



very likely: 1	**92**	62.6%
2	**27**	18.4%
3	**13**	8.8%
4	**4**	2.7%
5	**7**	4.8%
6	**2**	1.4%
7	**0**	0%
8	**2**	1.4%
9	**0**	0%
unlikely: 10	**0**	0%

Net promoter score:
(62.6%+ 18.4%)-(1.4%+1.4%)

78.2%